Filed by Targa Resources Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Atlas Energy, L.P.

Commission File No.: 001-32953

This filing relates to a proposed business combination involving Targa Resources Corp. and Atlas Energy, L.P.

Targa Resources All Employee Meeting December 12, 2014 2014 Proprietary and Confidential Information

Today’s Discussion

2014 has been a good year
From an industry standpoint, 2014 is finishing with challenges that will continue in 2015
Targa is well positioned to handle the challenges
(that includes position after Targa/Atlas close)

Preliminary Summary of Performance vs 2014 Business Priorities
2014 Business Priorities
Execute on all business dimensions, including
2014 guidance for EBITDA and distribution/dividend
growth as furnished from time to time
Continue to control all costs—operating, capital
and G&A
Continue to attract and retain the operational and
professional talent needed in our businesses
Continue to manage tightly credit, inventory,
interest rate and commodity price exposures
Pursue commercial and financial approaches to
achieve maximum value and manage risks
Execute on major capital and development
projects—finalizing negotiations, completing projects
on time and on budget, and optimizing economics
and capital funding
Pursue selected growth opportunities including
G&P build outs, fee-based capex projects, and
potential purchases of strategic assets
Continue the expansion of system capabilities and
the commercialization of our Bakken shale
midstream business including volume targets for
2014
Continue priority emphasis and strong performance
relative to a safe workplace
Reinforce business philosophy and mindset that
promotes compliance in all aspects of our business
including environmental and regulatory compliance

Continued strong HS&E track record and performance, industry recognition
> 1700 contractor FTEs at our facilities with no significant safety incidents
Execution and performance across our businesses
2014 continues transformation that was underway in 2013 to a diversified mid-stream company with increased scale
Each reportable segment at or above Plan Distribution/dividend growth
Fractionation and export volumes Balance sheet management and credit ratings
Major project execution Capital markets execution, including equity
ATM
Expense control
~
Most business units above plan
Credit, inventory, hedging
Execution on capital projects continues long-term organic growth
CBF Train 5 Low Ethane Exports Phase 2
High Plains / Longhorn Plant Startups Midland County Pipeline
Little Missouri 40 & 200 MMcf/d Plants 300 MMcf/d Winkler County Plant
Condensate Splitter
Continued development of potential expansion project portfolio
Ethane Exports Additional Condensate Splitter
CBF Trains 6 and 7 Additional G&P and Badlands Expansions
Targa/Atlas merger agreement structuring, negotiation and execution
Adds attractive positions in active basins Increases scale and enhances credit profile
Adds significant growth opportunities Creates significant long-term value

◆

60%
50%
40%
30%
20%
10%
0%
-10%
-20%
Total Return
2010
2011
2012
2013
2014 YTD
NGLS
AMZ
S&P 500
UTY Index

80%
70%
60%
50%
40%
30%
20%
10%
0%
-10%
Total Return
2010
2011
2012
2013
2014 YTD
TRGP
AMZ
S&P 500
UTY Index

TARGA

Strong Execution Sustains Current and Long-Term Value
Strong execution of business priorities combined with a disciplined growth strategy generate unitholder and shareholder value in the near-term, over the long-term and position Targa for the future

2014 Finishing with Challenges that Continue in 2015

Beginning in Q4, significant drop and significant uncertainty in commodity prices impacting producers – and therefore impacting
Targa and other midstream companies
Difficulty for producers to predict, plan and adjust to lower,  uncertain prices – and therefore difficulty for Targa and other midstream companies
Likely continued uncertainties associated with prices, future activity levels and future volume levels
Resulting need for flexibility, cost control and capital expenditure efficiency

Today’s Discussion

2014 has been a good year
From an industry standpoint, 2014 is finishing with challenges that will continue in 2015
Targa is well positioned to handle the challenges
(that includes position after Atlas close)

$ in Millions
1,200
1,000
800
600
400
200
0
Q1
Q2
Q3
Q4
2012
2013
2014

Compliance Debt/EBITDA
6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
2007
2008
2009
2010
2011
2012
2013
2014
Compliance Leverage Ratio

Targa Leverage and Liquidity
Completed $800 million 4.125% unsecured
notes offering in October 2014. Pro forma for
offerings, liquidity as of Sept 30 is $1.45
billion including capacity under accounts
receivable securitization
YTD through September 2014, raised net
proceeds of $257 million from equity
issuances under at-the-market (“ATM”)
program
Target compliance leverage ratio 3x - 4x
Debt/EBITDA
Have historically been on low end of range
Leverage increased at end of 2012 due to
Badlands acquisition
Q3 2014 compliance leverage ratio was 2.7x
(1) Includes TRP’s total availability under the revolver plus cash, less outstanding borrowings and letters of credit under the TRP revolver
(2) Adjusts EBITDA to provide credit for material capital projects that are in process, but have not started commercial operation, and other items
Compliance Leverage Ratio
Liquidity
(1)

A Strong Footprint in
Active Basins
And a Leading Position at
Mont Belvieu
Drive Targa’s
Long-Term Growth
Leadership position in oil
and liquids rich Permian
Basin
Bakken position
capitalizes on strong
crude oil fundamentals
and active drilling activity
Leadership position in
the active portion of
Barnett Shale “combo”
play
GOM and onshore
Louisiana provide longer
term upside potential for
well positioned assets
Mont Belvieu is the
NGL hub of North
America
Increased domestic
NGL production is
driving capacity
expansions into and at
Mont Belvieu
Second largest
fractionation
ownership position at
Mont Belvieu
One of only two
operating commercial
NGL export facilities
on the Gulf Coast
linked to Mont Belvieu
Position not easily
replicated
Approximately $2.6
billion in announced
organic capex projects
completed or underway
Increased capacity to
support multiple U.S.
shale / resource plays
Additional fractionation
expansion to support
increased NGL supply
Increased connectivity to
U.S. end users of NGLs
Expansion of export
services capacity for
global LPG markets at
Galena Park marine
terminal
Well Positioned for 2014 and Beyond
Targa prior to Targa/Atlas Close
Positioning with close of
Targa/Atlas Transaction
An even stronger
footprint in active basins
Additional NGL
opportunities
Growth prospects –
better than stand alone
Maintaining pro forma
2015 distribution and
dividend growth with
1.0-1.2 times coverage
under
$3.75/$60/$0.60 pricing
and related volume
expectations
$4.00/$80/$0.80 pricing
and related volume
expectations
Expect close Q1 2015
Press Release 12/10/14

Management Perspectives on Targa/Atlas Transaction

Received HSR clearance; expected timing first quarter 2015
Although we are in a different commodity price world – this is still a strategic and value creating transaction
Long-term view of businesses being acquired and asset fit
Sharing general principles and governing thoughts for combination

(19.6%) Decrease Since October 10, 2014
WTI Crude Oil ($/Bbl)
$69.00
10/10/2014
12/1/2014

1.0% Increase Since October 10, 2014
HHUB Natural Gas ($/MMBtu)
$3.90
10/10/2014
10/20/2014
10/30/2014
11/10/2014
11/20/2014
12/1/2014

(4.1%) Decrease Since October 10, 2014
12/1/2014

(28.0%) Decrease Since October 10, 2014

(20.3%) Decrease Since October 10, 2014

(30.4%) Decrease Since October 10, 2014
12/1/2014

(21.5%) Decrease Since October 10, 2014
10/10/2014
12/1/2014

Commodity Price Performance Since Targa/Atlas Announcement
Crude Oil Natural Gas
Ethane Propane Normal Butane Iso-Butane Natural Gasoline
Mont Belvieu NGL Components ($/Gallon)

Note:  Pricing data through December 1, 2014

Bakken
Montana
North Dakota
Mississippi Lime
Kansas
Oklahoma
Woodford
SCOOP
Midland
Delaware
Barnett
Texas
Eagle Ford
Louisiana
Mississippi
Alabama
Legend
Atlas
Natural Gas Processing Plant
Natural Gas Pipeline
Targa
Natural Gas Processing Plant
Terminal
Fractionator
Natural Gas Pipeline
Crude Oil Pipeline
NGL Pipeline

Pro Forma Asset Highlights

- 39 natural gas processing plants (~6.9 Bcf/d gross processing capacity)
- Over 22,500 miles of natural gas and crude oil gathering pipeline
- Gross NGL production of 278.9 MBbls/d in 2Q 2014
- 3 crude oil and refined products terminals with 2.5 MMBbls of storage
- 17 gas treating facilities
- 573 MBbl/d gross fractionation capacity
- ~6.5 MMBbl/month capacity LPG export terminal

U.S. Land Rig Count by Basin[(1)]

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
470
469
463
463
491
545
559
232
230
233
225
221
217
206
92
79
83
86
81
82
79
420
447
446
445
458
467
486
Q1 - 2013
Q2 - 2013
Q3 - 2013
Q4 - 2013
Q1 - 2014
Q2 - 2014
Q3 - 2014
Permian
Eagle Ford
Williston
Marcellus
Mississippian
Granite Wash
DJ-Niobrara
Haynesville
Utica
Barnett
Others

TARGA

11 Attractive Positions in Active Basins (1) Source: Baker Hughes Incorporated, as of October 20, 2014

Market Cap
~ $12 Billion
(1)
~ $5 Billion
(2)
~ $17 Billion
(1)
Enterprise Value
~ $15 Billion
(1)
~ $8 Billion
(2)
~ $23 Billion
(1)
2014E EBITDA ($MM) $925 - $975 Million $400 - $425 Million $1,325 - $1,400 Million
2014E Capital
Expenditures ($MM)
$780 Million $400 - $450 Million $1,180 - $1,230 Million
2014E Operating
Margin by Segment
YE 2014E % Fee-
Based
68%
32%
Fixed Fee Percent of Proceeds
35%
7%
38%
20%
Field G&P Coastal G&P
Logistics Marketing and Dist.
40%
60%
Texas Oklahoma
25%
5%
27%
15%
11%
17%
Field G&P - Targa Coastal G&P - Targa
Logistics - Targa Marketing and Dist. - Targa
Texas - Atlas Oklahoma - Atlas
40%
60%
Fixed Fee Percent of Proceeds
60%
40%
Fixed Fee Percent of Proceeds

Increased Size and Scale Enhance Credit Profile
Targa Atlas
Pro Forma Targa
*As disclosed at time of announcement
(1) Represents combined market cap and enterprise value for NGLS and TRGP as of October 10, 2014, less the value of NGLS units or PF NGLS units owned by TRGP
(2) Represents combined market cap and enterprise value for APL and ATLS as of October 10, 2014 based on transaction consideration
(3) Includes keep-whole at 1% of total margin
(3)
*
*
*
*
*
*

Targa + Atlas: Strategic Highlights
Attractive Positions in Active Basins
Creates World-Class Permian Footprint
Complementary Assets with Significant Growth Opportunities
Enhances
Credit Profile
Significant Long-Term Value Creation
Increased Size and Scale

General Principals and Governing Thoughts for the Combination

The overall philosophy in preparing for closing of the Atlas Mergers is to keep both organizations in place and motivated to continue to execute
Continue execution of Targa and APL business strategies and growth plans without disruption
Retain a talented midstream G&P organization with different geographic locations
Manage the acquired businesses through Tulsa and through a Tulsa leadership team
Minimize the potential burdens and distractions for the Targa team in connection with the merger
Our goal is to keep all the talent we can across companies and locations
The APL leadership team in Tulsa has agreed to remain in place
Pat McDonie reporting to Mike Heim
Trey Karlovich reporting to Matt Meloy
Jack Wygle reporting to Jeff McParland
Jerry Shrader reporting to Paul Chung
Both organizations are short people and fully loaded managing and executing business growth and business performance
Obviously, some corporate and technical functions will need to coordinate to establish common policies and philosophies
But please note that “coordination” is not the same as “integration” or “consolidation”

Conclusions

Once the Targa/Atlas Mergers close, Targa will be a larger, more diversified midstream company
About 40% larger in enterprise value and  headcount
One of larger, more diversified MLPs
Great presence in more producing basins with more potential Y-grade supply
Stronger position to continue to grow; stronger position to withstand cycles
Investment grade sooner
Targa is well positioned to handle the challenges associated with commodity prices
(that includes position after Atlas close)
What questions or suggestions do you have today?